FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Golden, Terence C.	2. Issuer Name and Ticker or Trading Symbol Pepco Holdings, Inc. (POM)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 19, 2002
Pepco Holdings, Inc. 701 Ninth Street, NW

5. If Amendment, Date of Original (Month/Day/Year)
(Street)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Washington, DC 2068
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) ____________________ Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) ______________________________ Amount (A) or (D) Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	1,942	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained (Over) in this form are not required to respond unless the form displays SEC 1474 (9-02) a currently valid OMB control number

FORM 4 (continued)                                                                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                                                         (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8) __________________ Code V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) _________________ (A) (D)	6. Date Exercisable and Expiration Date (Month/Day/Year) _____________________ Date Expiration Exercisable Date		7. Title and Amount of Underlying Securities (Instr. 3 and 4) ________________________ Amount or Number of Title Shares		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indiirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Phantom Stock (1)	(2)	12/19/02		A	129.165590	(2)	NA	Common Stock	129.165590	(1)	9,414.235613	D

Explanation of Responses:
      (1)   Acquired in consideration for services, with the number of shares of phantom stock calculated by dividing the amount of meeting fees and/or retainer payable ($1,250 per meeting or that portion of the annual retainer of $30,000 which the director elected to receive in phantom stock) by the market price of Pepco Holdings shares at the close of business two business days before the meeting or retainer payment date, respectively. At least one-half of the retainer is required to be paid in common stock or phantom stock.
      (2)   Phantom stock on a date specified or to be specified by the participant is settled in cash in an amount equal to the market price of the PHI common stock on the settlement date.
** Intentional misstatements or omissions of facts constitute Federal Crime Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Terence C. Golden by Ellen Sheriff Rogers, Attorney-in-Fact **Signature of Reporting Person	12/19/02 Date
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